SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          TELECOM COMMUNICATIONS, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    879274108
                              ---------------------
                                 (CUSIP Number)

                              ZHIHUA WAN, SECRETARY
                     TAIKANG CAPITAL MANAGEMENTS CORPORATION
                            #906 9/F, YUXING BUILDING
                           XIHUAN ROAD, PANYU DISTRICT
                                 (8620) 84660365
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 22, 2004
                              ---------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 879274108

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     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Taikang Capital Managements Corporation
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                       (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
             WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               British Virgin Islands
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        NUMBER OF             7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                10,000,000
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
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                              8    SHARED VOTING POWER
                                   0
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                              9    SOLE DISPOSITIVE POWER
                                   10,000,000
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                              10   SHARED DISPOSITIVE POWER
                                   0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,000,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                              |_|
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             16.6%
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    14       TYPE OF REPORTING PERSON
             CO
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CUSIP NO.  879274108                 13D            PAGE   3    OF    5   PAGES
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ITEM 1.   SECURITY AND ISSUER
          -------------------

          This statement on Schedule 13D relates to the Common Stock par value $.001 per share (the "Common Stock") of Telecom Communications, Inc., an Indiana corporation (the "Issuer"). The address of the Issuer's principal executive officer is 74 Shanan Road, Panyu, Guangzhou, China GD511490.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          This statement is being filed on behalf of Taikang Capital Managements Corporation ("Taikang"), a British Virgin Islands Corporation. Taikang is engaged in The address of Telecom's principal office is #906, 9/F, Yuxing Building, Xihuan Road, Panyu, Guangzhou, GD511490.

          (d) During the last five years, no executive officer, director or control person of Taikang has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, no executive officer, director or control person of Taikang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          The aggregate purchase price of the 10,000,000 shares of Common Stock owned by Taikang is $2,000,000. The shares of Common Stock were acquired with $1,500,000 in cash pursuant to a Stock Purchase Agreement (the "Purchase Agreement") dated July 22, 2004, and the simultaneous conversion of the $500,000 Convertible Promissory Note into 2,500,000 shares of Common Stock pursuant to a subscription agreement (the "Subscription Agreement"), as described in the Form 8-K filed by the Issuer on June 24, 2004. The funds for the purchase of the shares of Common Stock were obtained from working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          Taikang will acquire the shares of Common Stock pursuant to the terms of the Purchase Agreement and the Subscription Agreement. Taikang has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Taikang has acquired the Common Stock for general investment purposes. Taikang is not party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, Taikang retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, Taikang has the right to elect members to the Issuer's Board of Directors.


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) As of the date of this report, Taikang beneficially owns an aggregate of 10,000,000 Shares, which represents 16.6% of the Issuer's Common Stock.

          (b) As of the date of this report, Taikang has the sole power to vote or direct the voting of, or dispose or direct the disposition of 10,000,000 shares of the Issuer's Common Stock.

          (c) Taikang has not effected any transactions other than those described herein in the class of securities described during the past 60 days.

          (d) Not applicable.

          (e) Taikang remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER
          -----------------------------------

          Except as set forth in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Taikang and the Issuer or between Taikang and any other person with respect to any of the shares of Common Stock held by Taikang.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS
           --------------------------------

           No.          Description
           --           -----------

           10.1* Stock Purchase Agreement, dated July 22, 2004, by and between Telecom Communications, Inc. and Taikang Capital Managements Corporation.

           10.2** Subscription Agreement, dated June 6, 2004, by and between telecom Communications, Inc. and Taikang Capital Managements Corporation.

           10.3** Convertible Promissory Note, dated June 6, 2004, issued by Telecom Communications, Inc. to Taikang Managements Corporation, in the principal amount of $500,0000.

----------
*    Previously filed with the Securities and Exchange Commission (the "SEC") as
     Exhibit 10.4 to the Issuer's Current Report on Form 8-K on July 26, 2004.

** Previously filed with the SEC as an exhibit to the Issuer's Current Report on Form 8-K on June 24, 2004.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 2, 2004
                                     TAIKANG CAPITAL MANAGEMENTS CORPORATION


                                     By: /s/ ZHIHUA WAN
                                         --------------------------------------
                                             Zhihua Wan
                                             Secretary


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